Filed by NewCleo Ltd.

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: NewHold Investment Corp III

(Commission File No.: 001-42541)

The following is an English translation of informational Q&A materials provided in connection with a presentation to employees recorded on July 7, 2026 and subsequently reposted by NewCleo Ltd..

Answers to the questions raised during the information session on share options of July 7, 2026, which we did not have time to address during the meeting.

Dear All,

Thank you for your active participation in the information session regarding the stock option exercise window open from July 6 through July 10.

As agreed, below are the answers to the questions asked during the meeting’s chat session, which we did not have time to address during the meeting.

Please note that we have limited ourselves to answering questions regarding the presentation given during the information session. However, we are not in a position to confirm, refute, or comment on the opinions, statements, assertions, or recommendations made by certain participants in the meeting.

We hope you find this document informative.

Question: Once the company goes public, how will shareholders be able to track the value of their portfolio?

Answer: Information regarding the stock prices of publicly traded companies is public, disclosed transparently, and accessible directly on the website of the stock exchange where the company is listed.

Question: Does delaying the exercise of stock options result in any loss of shares, or does it simply delay their acquisition?

Answer: The timing of your stock option exercise has no impact on the number of shares you will be granted (subject to the effect of the conversion factor, noting that this effect, as explained, has no impact on the overall value of your portfolio).

Question: Will there be an exercise window for stock options between the IPO and the end of the 180-day lock-up period?

Answer: Following the IPO, vested stock options will no longer be exercised during specific exercise periods. Exercise may occur at any time, subject to any restrictions under the insider trading prevention policy that the Group will adopt no later than closing, in order to comply with the laws applicable to companies whose securities are traded on a regulated market.

Question: Four 25% thresholds have been established for vesting stock options on an annual basis. Does vesting occur on the anniversary date, or is it the date “from which” the 25% may be “vested”?

Answer: Vesting occurs automatically on the anniversary date of the stock option grant. You may then exercise your stock options as from the vesting date.

Question: Won’t this increase in the per-share value result in higher taxation by the French tax authorities on the difference between the purchase price and the current share value?

Answer: Taxes and social security contributions are calculated on a total amount. Since this total amount does not change, there is no difference in tax treatment due to the change in the per-share value.

Question: How does the €/ $ exchange rate work? Is the rate at the time of purchase used for payroll expenses and taxes, and the rate at the time of resale used for the paid-in capital?

Answer: The exchange rates used to calculate the gain on acquisition or the capital gain on sale will be those in effect at the time the exercise and sale transactions are completed, respectively.

Question: Is it part of newcleo’s strategy to pay dividends per share in the early years?

Answer: At this time, we have no information on this matter.

Question: Does this bonus apply to granted stock options or only to vested ones?

Answer: This bonus applies to all stock options you hold as of the closing date, whether they are vested or not.

Question: Do the bonus stock options follow the standard 4-year vesting schedule?

Answer: First, we would like to clarify that the grant of stock options as part of the bonus is subject to conditions related to the future market price of Newcleo’s stock, which we have already communicated to you.

Subject to the fulfillment of these conditions, the stock options granted as part of the bonus will be subject to the same terms and conditions as the stock options you hold as of the closing date.

For example, if 50% of your existing options are vested and 50% are unvested, the stock options granted as part of the bonus will also be 50% vested and 50% unvested, with the unvested portion vesting gradually according to the same schedule as the existing options.

Question: If the number of shares decreases, how can this not affect their total value after the IPO (total value = number of shares × share price), given that the share price is determined by the market and not by Newcleo?

Answer: On the closing date of the transaction, the (adjusted) conversion factor will reduce the number of shares, thereby increasing their per-share value. This is a technical adjustment that has no impact on the overall value of your portfolio.

Question: Can we deposit the proceeds from the sale into a foreign currency account and convert them when the exchange rate is favorable? Or are we required to receive the money as part of our next month’s paycheck?

Answer: The terms for selling shares will be specified at a later date once such sales become possible. In any case, the proceeds from the sale of shares are unrelated to your status as an employee and will not be listed on your pay stub.

Question: For income tax purposes, can we apply the quotient rule to avoid being subject to an excessively high marginal tax rate?

Answer: We cannot provide tax advice. You should consult a qualified tax professional for guidance on this matter.

Question: Before the IPO and given the Newcleo LTD plan, are we subject to French-British tax rules? (i.e., are there specific boxes to check on the income tax return?

Answer: For employees who have been French tax residents since the grant date, the capital gain is taxable only in France, just like salary, and must be reported as such.

Question: Is there a chance the exercise price might change in the future, for example after the IPO?

Answer: The exercise price of the stock options is currently 0.01 euro per option and remains valid for the July exercise window. Subject to the finalization of the transactions and the application of the conversion factor, this subscription price may change slightly. As mentioned earlier, this does not affect the overall value of your capital gain.

Question: What happens in the event of a capital loss upon resale (which would correspond to a potential excess of taxes paid at the time of acquisition)?

Answer: In the event of a capital loss, it is not possible to request a refund of the social security contributions and income tax paid by the employee. The capital loss is not taxed, and it can be carried forward against capital gains from the sale of securities and equity interests over the following 10 years (according to the regulations currently in effect).

Question: Will these tools be available to the entire group? (including all group companies)

Answer: Tools such as Ledgy are available to all employees of the Newcleo Group.

Question: Specifically, to acquire and/or exercise rights, do you need to already have a CTO account open?

Answer: As of now, to exercise granted and vested stock options, you do not need to hold a standard securities account.

Question: Regarding the exercise of stock options, it appeared that the value was based on the share price on the grant date; thus, for the 2025 grant, the documents estimated the share price at €3.40—is that correct?

Answer: Stock options are exercised at the value on the exercise date, which is currently €4.23.

Question: Withholding tax must actually take into account the tax bracket, not the average tax rate. In fact, if your top tax bracket is 30%, the total tax should be 30%

Answer: The company will apply withholding tax at the rate provided by the tax authorities.

Question: Are the shares held by newcleo, or do we own them on a platform of our choice?

Answer: After exercising your stock options, you become a shareholder of newcleo. Your shares are then recorded in the newcleo LTD share register. The terms for future share ownership will be specified at a later date.

Question: Why is it €3.59 on Ledgy but €4.23 here? Is this due to the conversion factor used to set the share price at $10? In that case, should we apply this rate to the number of stock options we want to vest, which is currently set at 3.59 on Ledgy?

Answer: The current share price is 4.23 euros. It will be updated on Ledgy.

Question: If we missed the registration period, do we have to wait until the next exercise period?

Answer: Once the July exercise window closes, it will no longer be possible to exercise vested stock options prior to the closing. After that, vested stock options will no longer be exercisable during exercise periods. Exercise may occur at any time, subject to any restrictions under the insider trading prevention policy that the group will adopt no later than the time of its IPO, in order to comply with the legislation applicable to companies whose securities are traded on a regulated market.

Question: Please note: there is an annual lag; stock options exercised in 2026 will be reported on the July 2027 tax return.

Answer: Stock options exercised in July 2026 will be subject to withholding income tax on the July 2026 tax statement. These amounts will be pre-filled as salary by the tax authorities on your 2027 tax return for 2026 income. It will be your responsibility—just as with all your pre-filled income—to verify these amounts by referring to your last pay stub of the year (annual taxable net income).

Question: Will stock options be granted each year?

Answer: As announced by the Group, a new employee stock ownership plan will be implemented after the closing of the transaction. The terms of this plan will be communicated at a later date.

Question: Will stock transactions take place on Ledgy after the IPO, or on a new dedicated platform?

Answer: The terms under which transactions involving the company’s securities may be conducted will be announced at a later date.

Question: Regarding taxation, is it possible to opt out of the PAS and choose year-end tax adjustment instead?

Answer: Withholding tax is mandatory and is processed by Newcleo based on the rate provided by the tax authorities. You have the option to adjust this with the tax authorities based on your personal circumstances and in accordance with applicable laws and regulations.

Question: What about the tax treatment for individuals relocating to the U.S. (local contract or amendment to the French contract)?

Answer: The information provided during our information session regarding tax and social security implications applies only to employees who are French tax residents. Employees on international assignments at any time between the grant date and the exercise date of the options, and/or the potential resale of the shares may be subject to specific tax regimes.

Question: If we are not subject to withholding tax, how should we estimate the tax liability? Will the impact be felt when filing our tax returns?

Answer: If your withholding tax rate is 0, you can estimate your income tax by reporting all your wages and income, including the gain on the sale of shares. The remaining tax is generally due during the second half of the following fiscal year.

Question: Do stock option grants follow a “standard” schedule? If so, on what dates during the year? And have there been any exceptional grants outside of this schedule in the past?

Answer: The terms and conditions governing the allocation of share options under the new scheme will be set out at a later date.

Question: What would be the advantage of exercising now rather than next December? What are the potential advantages and disadvantages of vesting today versus later?

Answer: The decision to exercise your options is a personal financial and tax decision and depends on each individual’s personal circumstances. The company therefore cannot offer any recommendations. That said, as we explained during the information session, the company has made every effort to structure the transaction in a way that preserves the overall economic value of the stock options, so as not to create an economic advantage whether you decide to exercise your stock options before or after the transaction closes.

Question: Is there a risk in exercising stock options in July? Could the money spent have been invested at a loss?

Answer: As we have explained, it is up to each employee to assess the risks and opportunities based on their personal circumstances.

In any case, we encourage you to review all documents and information published by the company regarding ongoing transactions, particularly the risks associated with these transactions or with the company itself.

Specifically regarding the question of the risk of losing money on an investment, each individual must assess this risk based on their personal circumstances. We have explained that exercising stock options will require payment of the subscription price, payroll taxes, and income tax on the acquisition gain. While this list is not exhaustive, various situations could prevent you from “recovering” these amounts or delay such “recovery.” In the event of the company’s default, for example, shareholders could lose all their rights. In the event that the ongoing transactions do not go through, or in the event of a delay in finalizing the ongoing transactions, the liquidity of the securities—and thus your ability to resell your shares—could be hindered or delayed. Similarly, the lock-up period mentioned during the information session prevents you from reselling your shares for a period of 18 months following the closing. Finally, in very general terms, the risk associated with unpredictable stock price movements creates a latent risk for any shareholder (and, conversely, an opportunity if the price moves favorably).

Question: Why is the tax impact recognized at the time of the exercise and not at the time of sale?

Answer: The stock option plan does not qualify under French law. Consequently, the gain realized upon exercise is taxed as wages and must be reported on the employee’s pay stub (and is therefore subject to income tax).

Question: Can you provide information on the procedure to follow with our bank or the trading platform to transfer the shares?

Answer: The terms and conditions for holding the shares will be specified at a later date, as part of the transaction’s closing.

Question: Some employees do not have sufficient seniority to be eligible to vest shares. What will happen in December? Are you planning another informational session?

Answer: In general, the company makes sure to keep employees regularly informed. Specifically regarding stock options, special briefings are organized for each milestone or event related to them, according to communication modalities that will be defined at the appropriate time.

Question: What would it have taken for the plan to be “qualified”?

Answer: For a plan to be “qualified” under French law, it must comply with the various requirements set forth in the French Commercial Code regarding stock subscription or purchase options. These include, in particular, conditions for plan approval, setting the exercise price, lock-up periods, reporting obligations, etc.

Question: Can options be exercised after leaving the company?

Answer: The 2022 stock option plan provides that employees lose the right to exercise their stock options when they leave the group. However, there are a few exceptions. We encourage you to review the plan rules regarding this matter.

To preserve your rights, you may exercise your vested stock options before any notice of termination of your employment contract.

Question: In response to a previous question, I thought I heard that vesting was automatic? Can you confirm this? Given the significant financial impact on individuals, isn’t this surprising?

Answer: The vesting of stock options is indeed automatic, occurring on the first anniversary of the grant, and becomes exercisable in 25% increments on each subsequent anniversary date. This happens automatically, without any action required on the employee’s part. Vesting has no financial impact. It grants the right to exercise the options, and if the employee does not exercise that right, then there is no impact.

Question: And wouldn’t setting up an employee savings plan (PEE) actually prevent this initial taxation?

Answer: There are currently no plans to implement a PEE.

Question: I understand that the additional tax amount will be paid each subsequent month, given that exercising stock options is taxed at the highest tax bracket for salary (which effectively increases the average tax rate). Is that correct?

Answer: In the event that the total amount of employee social security contributions and income tax withheld at source resulting from the exercise of stock options exceeds the employee’s net salary for the month of exercise, the employee would be required to pay the difference to the company at the time of exercise.

Question: Yesterday, I understood from Khalil that we could sell shares obtained through the exercise of stock options before the end of the 180-day lock-up period, up to the amount of the taxes paid. Did I misunderstand?

Answer: The provision you’re referring to will apply only after closing of the transaction. It therefore does not apply to the exercise of stock options during the July exercise window.

After closing, stock option holders will be able to exercise their stock options during the lock-up period. In order to fulfill applicable withholding tax obligations and/or pay the exercise price, holders of vested stock options who exercise their options will be authorized to sell a number of Newcleo shares resulting from the exercise of those options, in order to cover the amount of tax obligations and/or the exercise price. In the United States, this transaction is commonly referred to as a “sell-to-cover.”

Question: For those who have already exercised their stock options, we have a stock certificate. Do we need to open a securities account to hold the associated shares, or does everything happen through Ledgy?

Answer: Your shares are registered with Newcleo Ltd, and you can manage them on Ledgy. The future terms and conditions for managing and holding the securities will be specified at a later date.

Question: I work for Rütschi; everything discussed today applies equally to us. How can I run a simulation?

Answer: Simulations are conducted through the HR department. For Rütschi, please contact Anne-Catherine Parmentier.

Question: Does the earn-out apply to the number of stock options or shares we hold as of today? Or to the number of stock options we initially acquired?

Answer: The earn-out is based on the Newcleo securities you will hold as of the closing date of the transaction. These may be shares or stock options, whether vested or unvested.

Question: If I understand correctly, be careful with the number of stock options to be vested—our current Ledgy counter is set at 3.59, so if I vest 1,000 stock options out of my 2,000, I’m vesting 1,000 stock options at 4.22. So, instead of vesting 50% of my stock options, I’ll actually unlock 50% × 4.22/3.59 = 58.7%. This leads me to the following question: if someone requests to unlock all their possible stock options on Ledgy, they’ll actually be requesting more than they’re entitled to, right?

Answer: The share value will be updated on Ledgy (see above). On Ledgy, you exercise a certain number of vested stock options regardless of their value. To calculate the financial impact of this exercise, we invite you to use the simulations provided by the HR department.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

This Form 8-K is provided for informational purposes only and contains information with respect to a proposed business combination (the “Proposed Business Combination”) between the SPAC, the Company and the Merger Subs. This Form 8-K does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

In connection with the Proposed Business Combination, the Company intends to file the Registration Statement with the SEC, which will include a proxy statement to the SPAC shareholders and a prospectus for the registration of Company securities. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be sent to all of the SPAC shareholders as of the record date to be established for voting on the Proposed Business Combination and will contain important information about the Proposed Business Combination and related matters. Shareholders of the SPAC and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with the SPAC’s solicitation of proxies for its extraordinary meeting of shareholders to be held to approve, among other things, the Proposed Business Combination, because these documents will contain important information about the SPAC and the Company and the Proposed Business Combination. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom. The SPAC and the Company will also file other documents regarding the Proposed Business Combination with the SEC. This Form 8-K does not contain all the information that should be considered concerning the Proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Business Combination.

BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF THE SPAC ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by the SPAC and the Company through the website maintained by the SEC at www.sec.gov. The documents filed by the SPAC and the Company with the SEC also may be obtained free of charge upon written request to NewHold Investment Corp III, 52 Vanderbilt Avenue, Suite 2005, New York, NY 10017.

Participants in the Solicitations

The SPAC, the Company and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from the SPAC shareholders in connection with the Proposed Business Combination. A list of the names of the directors, executive officers, other members of management and employees of the SPAC and the Company, as well as information regarding their interests in the Business Combination, will be contained in the Registration Statement to be filed with the SEC by the Company. Additional information regarding the interests of such potential participants in the solicitation process may also be included in other relevant documents when they are filed with the SEC. You may obtain free copies of these documents from the sources indicated above.

Caution About Forward-Looking Statements

This Form 8-K contains forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Any statements other than statements of historical fact contained herein are forward-looking statements and are based on beliefs and assumptions and on information currently available to the SPAC and the Company. No representations or warranties, express or implied are given in, or in respect of, this Form 8-K. These forward-looking statements are based on the SPAC’s and the Company’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: the effect of the announcement or pendency of the Proposed Business Combination on the Company’s business relationships, operating results, current plans and operations of the Company; the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably; the possibility that the SPAC and/or the Company may be adversely affected by other economic, business, and/or competitive factors; estimates by the SPAC or the Company of expenses and profitability; expectations with respect to future operating and financial performance and growth, including the timing of the completion of the Proposed Business Combination; plans, intentions or future operations of the Company relating to attainment, retention or renewal of any assessments, permits, licenses or other governmental notices or approvals, or the commencement or continuation of any construction or operations of plants or facilities; the Company’s ability to execute on their business plans and strategy; and other risks and uncertainties described from time to time in filings with the SEC. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

Although each of the SPAC and the Company believes that it has a reasonable basis for each forward-looking statement contained in this Form 8-K, each of the SPAC and the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. These factors are difficult to predict accurately and may be beyond the SPAC’s and the Company’s control. In addition, there will be risks and uncertainties described in the Registration Statement relating to the Proposed Business Combination, which is expected to be filed by the Company with the SEC and other documents filed by the SPAC or the Company from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied in the forward-looking statements.

There may be additional risks that neither the SPAC nor the Company presently know or that the SPAC and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the SPAC or the Company, their respective directors, officers or employees or any other person that the SPAC and the Company will achieve their objectives and plans in any specified time frame, or at all. Forward-looking statements in this Form 8-K or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for the SPAC or the Company to predict these events or how they may affect the SPAC or the Company. Except as required by law, neither the SPAC nor the Company has any duty to, and does not intend to, update or revise the forward-looking statements in this Form 8-K or elsewhere after the date this Form 8-K is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this Form 8-K may not occur. Uncertainties and risk factors that could affect the SPAC’s and the Company’s future performance and cause results to differ from the forward-looking statements in this Form 8-K include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the Proposed Business Combination; the risk that the Proposed Business Combination or other business combination may not be completed by the SPAC’s business combination deadline and the potential failure to obtain an extension of the Business Combination deadline; the outcome of any legal proceedings that may be instituted against the SPAC, the Company or others following the announcement of the Proposed Business Combination; the inability to complete the Proposed Business Combination due to the failure to obtain approval of the shareholders of the SPAC or to satisfy other conditions to closing; changes to the proposed structure of the Proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the Proposed Business Combination; the risk that the Proposed Business Combination disrupts current plans and operations of the SPAC or the Company as a result of the announcement and consummation of the Proposed Business Combination; the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the Proposed Business Combination; changes in applicable laws or regulations; the SPAC’s estimates of expenditures and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; changes in laws and regulations that impact the Company; ability to enforce, protect and maintain intellectual property rights; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the SPAC’s final prospectus dated February 27, 2025 relating to its initial public offering and in subsequent filings with the SEC, including the Registration Statement relating to the Proposed Business Combination expected to be filed by the Company.

No Offer or Solicitation

This Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.